UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 2)*

                           Proton Energy Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   74371K 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                February 13, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [x] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------                       ---------------------------
CUSIP No. 74371K 10 1                13G             Page 2 of 4 Pages
------------------------------                       ---------------------------

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Robert W. Shaw, Jr.
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
       Not applicable
--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      United States
--------------------------------------------------------------------------------
                                     SOLE VOTING POWER
                             5
        NUMBER OF
                                     4,023,200 shares
          SHARES             ---------------------------------------------------
                                     SHARED VOTING POWER
       BENEFICIALLY          6

         OWNED BY                    0 shares
                            ----------------------------------------------------
           EACH                      SOLE DISPOSITIVE POWER
                             7
        REPORTING
                                     4,023,200 shares
          PERSON            ----------------------------------------------------
                                     SHARED DISPOSITIVE POWER
           WITH              8

                                     0 shares
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9

      4,023,200 shares
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10
                                                                    [_]
      Not applicable
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

      12.0%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
12

      IN
------------------------------------------------------------------------------

------------------------------                       ---------------------------
CUSIP No. 74371K 10 1                13G             Page 3 of 4 Pages
------------------------------                       ---------------------------

Item 1(a).        Name of Issuer:
---------------------------------

                  Proton Energy Systems, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:
------------------------------------------------------------------

                  Proton Energy Systems, Inc.
                  10 Technology Drive
                  Wallingford, Connecticut 06492

Item 2(a).        Name of Person Filing:
----------------------------------------

                  Robert W. Shaw, Jr.

Item 2(b).        Address of Principal Business Office or, if None, Residence:
------------------------------------------------------------------------------

                  c/o Arete Venture Administration LLC
                  3 Bethesda Metro Center
                  Suite 770
                  Bethesda, MD  20814

Item 2(c).        Citizenship:
------------------------------

                  United States

Item 2(d).        Title of Class of Securities:
-----------------------------------------------

                  Common Stock, $.01 par value per share

Item 2(e).        CUSIP Number:
-------------------------------

                  74371K 10 1

Item 3.           If this Statement is Filed Pursuant to Rule 13d-1(b),
-----------------------------------------------------------------------
                  or 13d-2(b) or (c), check whether the Person Filing is a:
                  ---------------------------------------------------------

                  Not applicable

Item 4.   Ownership.
--------------------

(a)      Amount Beneficially Owned:                                4,023,200 (1)
(b)      Percent of Class:                                         12.0%
(c)      Number of Shares as to Which Such Person Has:
         (i)   sole power to vote or to direct the vote:           4,023,200 (1)
         (ii)  shared power to vote or to direct the vote:         0
         (iii) sole power to dispose or to direct the
               disposition of:                                     4,023,200 (1)
         (iv)  shared power to dispose or to direct the
               disposition of:                                     0

(1) Dr. Shaw is (i) the President of Arete Corporation, which is the manager of Micro-Generation Technology Fund, LLC ("Micro-Generation"),
         (ii) the general partner of the general partner of UVCC Fund II ("UVCC II") and UVCC II Parallel Fund, L.P. ("UVCC Parallel") and (iii) the managing member of the general partner of Utech Climate Challenge Fund, L.P. ("Utech"). In such capacities, he has sole voting power and dispositive power with respect to (i) 76,316 shares of Common Stock held of record by Micro-Generation, (ii) 1,891,763 and 285,715 shares of Common Stock held of record by UVCC II and UVCC Parallel, respectively, and (iii) 1,534,620 shares of Common Stock held of record by Utech. Dr. Shaw, therefore, may be deemed the beneficial owner of the shares of Common Stock directly owned by Micro-Generation, UVCC II, UVCC Parallel and Utech, which would equal 11.3% of the Common Stock outstanding as of November 5, 2002. Dr. Shaw disclaims this beneficial ownership. Dr. Shaw holds 194,286 shares for his own account. In addition, Dr. Shaw holds options to purchase 40,500 shares of Common Stock.

------------------------------                       ---------------------------
CUSIP No. 74371K 10 1                13G             Page 4 of 4 Pages
------------------------------                       ---------------------------

Item 5.           Ownership of Five Percent or Less of a Class.
---------------------------------------------------------------

                  If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.           Ownership of More than Five Percent on Behalf of Another
--------------------------------------------------------------------------
                  Person.
-------------------------

                  Not applicable

Item 7.           Identification and Classification of the Subsidiary Which
---------------------------------------------------------------------------
                  Acquired the Security Being Reported on by the Parent Holding
                  -------------------------------------------------------------
                  Company.
                  --------

                  Not applicable

Item 8.           Identification and Classification of Members of the Group.
----------------------------------------------------------------------------

                  Not applicable

Item 9.           Notice of Dissolution of Group.
-------------------------------------------------

                  Not applicable

Item 10.          Certifications.
---------------------------------

                  Not applicable

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2003                              /s/ Robert W. Shaw, Jr.
                                                     ---------------------------
                                                     Robert W. Shaw, Jr.